UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32591

Seaspan Corporation

(Exact name of registrant as specified in its charter)

Unit 2, 16/F., W668 Building

Nos. 668 Castle Peak Road,

Cheung Sha Wan, Kowloon

Hong Kong

China

(852) 3588-9400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Shares, par value US$0.01 per share

7.95% Cumulative Redeemable Perpetual Preferred Shares – Series D, par value US$0.01 per share

8.25% Cumulative Redeemable Perpetual Preferred Shares – Series E, par value US$0.01 per share

8.20% Cumulative Redeemable Perpetual Preferred Shares – Series G, par value US$0.01 per share

7.875% Cumulative Redeemable Perpetual Preferred Shares – Series H, par value US$0.01 per share

Fixed-to-Floating Cumulative Redeemable Perpetual Preferred Shares – Series I, par value US$0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One*

* On February 27, 2020, Seaspan Corporation (“Seaspan”) implemented a holding company reorganization (the “Reorganization”), pursuant to the Agreement and Plan of Merger, dated as of November 20, 2019, as amended, by and among Seaspan, Atlas Corp. (“Atlas”) and Seaspan Holdco V Ltd. (“Merger Sub”), which resulted in Atlas owning all of the outstanding capital stock of Seaspan. Pursuant to the Reorganization, Merger Sub, a direct, wholly owned subsidiary of Atlas and an indirect, wholly owned subsidiary of Seaspan, merged with and into Seaspan, with Seaspan surviving as a direct, wholly owned subsidiary of Atlas. Upon completion of the Reorganization on February 27, 2020, Atlas became the successor issuer to Seaspan pursuant to Rule 12g-3 under the Securities Exchange Act of 1934, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Seaspan Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 10, 2020	Seaspan Corporation

	By:	/s/ Ryan Courson
Name: Ryan Courson
Title: Chief Financial Officer